June 5, 2006
VIA FACSIMILE TRANSMISSION
Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 2 to Registration Statement on Form S-1, filed May 25, 2006 (“Amendment No. 2”) SEC File No. 333-132365
Dear Ms. Houser:
          As discussed with Ms. Jeanne Baker of the Staff this afternoon, we supplementally inform the Staff that the Company, in consultation with Ernst & Young LLP, its independent public accounting firm, considered Issue 26 of EITF 00-23 when determining the accounting for the stock compensation expense relating to the payment to option holders in the third quarter of 2005. Specifically, the Company determined that Issue 26 was not applicable because there was no increase in the exercise price of the options, nor was there any change in the number of shares issuable upon exercise of the options, in connection with the cash payment to option holders. The Company consulted with Ernst & Young LLP as to their view on this matter, and they concurred.
          In addition, as discussed with Ms. Baker, we have attached for the supplemental review of the Staff, marked pages of Amendment No. 2 disclosing the portion of such stock compensation expense that is attributable to Cost of Sales.
          Also enclosed for the supplemental review of the Staff is disclosure to be added to the Critical Accounting Policies section of MD&A, in response to the Staff’s comment 2 in its letter dated June 1, 2006, addressing the significant factors contributing to the difference between the fair value of the Company’s common stock on November 30, 2005 and the estimated IPO price. Moreover, as requested by the Staff in comment 2 of its letter dated June 1, 2006 in respect of Amendment No. 2, enclosed for the supplemental review of the Staff is a list of

Ms. Tracey Houser
June 5, 2006

comparable companies and comparable transactions used in connection with the June 2005 and November 2005 valuations, as well as in connection with the determination of the estimated public offering price.
          Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,

/s/ Allison Land Amorison

Allison Land Amorison

cc:	Jeanne Baker Pamela Long Andrew P. Schoeffler Jeff Jackson